Mail Stop 3561

February 16, 2007

Reid Dabney, Senior Vice President
Foldera, Inc.
17011 Beach Boulevard, Suite 1500
Huntington Beach, CA 92647

> **Re: Foldera, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed January 23, 2007**
> **File No. 333-139120**

Dear Mr. Dabney:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Risk Factors, page 4

1. We note that the net loss for the nine months ended September 30, 2006 disclosed in the first risk factor and the accumulated deficit disclosed in the second risk factor differ from the amounts disclosed in your financial statements. Please revise.

Management's Discussion and Analysis or Plan of Operations, page 14

2. You indicate in your "Overview" that you have "contingency plans in place to reduce operating expenses to a level which will preserve our cash resources at a level that would enable [you] to fund existing operations for the next twelve months." Elaborate briefly upon these contingency plans.

3. We note that several amounts disclosed in your discussions of results of operations and liquidity and capital resources differ from amounts disclosed in

your financial statements. For example, operating expenses for the three and nine month periods ended September 30, 2006 disclosed on page 17, net losses for the three and nine month periods ended September 30, 2006 disclosed on page 19, operating expenses for the year ended December 31, 2005 disclosed on page 19, several cash flow amounts disclosed on page 20 and certain amounts disclosed in the second paragraph under recent developments on page 21 do not agree to your financial statements. Please revise the amounts disclosed throughout your discussion and analysis accordingly.

Liquidity and Capital Resources, page 20

4. You disclose the payment to shareholders of Expert Systems, Inc. and prepayment of investor relations expense in your discussion of cash flows from financing activities. However, these cash flows are not reflected in your statements of cash flows. Please revise accordingly. In doing so, please disclose these transactions elsewhere as appropriate.

5. In your discussion of Internal Sources of Liquidity, you indicate that "there is no assurance that funds from [y]our operations…will meet the requirements of [y]our daily operations in the future." In your Overview on page 14, however, you indicate that you "anticipate having sufficient cash resources available to fund operations for the next twelve months without the need to bring in any additional external funding." These statements would appear to differ with respect to your need for liquidity in the future. Please revise or advise.

Recent Developments, page 21

6. We note your disclosure of the additional shares of common stock and warrants issued to investors to fulfill your price protection commitment and in consideration of the waiver of registration rights and the reset of the exercise price of warrants in the last paragraph on page 21. Please disclose the date of these transactions. Also refer to the comment below on Note 10 to your unaudited financial statements.

Market Research, page 29

7. We note your response to comment 18 in our letter dated December 12, 2006. We reissue our prior comment in part. We continue to note your reference to reports that you have not provided to us. For example, we note your references to

studies or reports by Grant Thorton and IBM. Please provide copies of these studies to us, appropriately marked and dated. Also, please advise us as to whether this information is proprietary or is publicly available.

Competition, page 35

8. We note your response to comment 22 in our letter dated December 12, 2006. Please augment your disclosure to provide a more detailed description of the competitive environment in the markets that you operate in, your position in that environment, and the methods of competition. See Item 101(b)(4) of Regulation S-B.

Executive Compensation, page 39

9. We note your response to comment 25 in our letter dated December 12, 2006. Please augment your disclosure to provide the director compensation disclosure required by Item 402(f) of Regulation S-B.

10. You also refer to Options/SAR Grants for Fiscal Year Ended December 31, 2005 and Aggregated Option/SAR Exercises in Fiscal Year Ended December 31, 2005. Please revise to update this information, if it is not already contained in the chart above, or remove it.

Financial Statements

11. We note your response to comment 34 in our letter dated December 29, 2006 and the revisions to your disclosure. However, you did not provide a separate schedule to us that shows *each* issuance of common stock, warrants to purchase common stock and common stock options granted *from inception to present* in chronological order and the related reconciliations to the amounts reflected in your financial statements as previously requested. Please provide the requested schedule in your response to this letter. Please include the following information in the schedule:
   - a brief description of the offering, issuance or grant;
   - the date issued or granted;
   - the number of shares issued or subject to issuance;
   - the purchase or exercise price;
   - the deemed market value of your common stock on the date of issuance or grant and the basis for your determination of the market value;

- the amount of cash proceeds received or fair value or intrinsic value of the security issued;
- the amount of compensation and services costs recognized; and
- the amount of cash and share-based payment costs charged against offering proceeds.

Audited Financial Statements

Note 5. Stockholder's Equity – Restated, page F-14

12. W note your response to comment 40 and the basis of your volatility assumptions used in estimating the fair value of warrants in your response to comment 52 in our letter dated December 29, 2006. With respect to the warrants disclosed on page F-16, please disclose the fair value of the warrants charged to operations as previously requested.

Unaudited Financial Statements

Consolidated Balance Sheet – Restated, page F-24

13. We reviewed your response to comment 46 in our letter dated December 29, 2006. However, we note from your response to comment 58 that Trilogy Capital Partners, Inc. provides investor relations and marketing services. Please tell us which offering the services relate to and why the services are directly attributable to the offering.

14. We note that the line item "prepaid cost of acquiring capital" represents subscriptions for shares to be issued. Please revise the line item caption to conform to the statement of stockholder's deficit/equity on page F-27.

Note 4. Related Party Transactions - Restated, page F-34

15. We note your response to comment 49 in our letter dated December 29, 2006 and the revisions to your disclosure. We refer you to the second paragraph. As previously requested, please disclose that the fair value of the common stock issued to CFO911 was charged to operations.

16. We reviewed your response to comment 50 in our letter dated December 29, 2006 and the revisions to your disclosure. Please clarify that the consulting fees paid in cash and stock to Mr. Dash disclosed in the third paragraph were charged to operations during the nine months ended September 30, 2006 as opposed to the nine months ended December 31, 2005. Please also clarify in item 8 of Note 5 on page F-36 that shares issued to Mr. Dash were valued based on the market price

of your common stock on the date the milestone was achieved as opposed to the date of services rendered.

Note 5. Stockholder's Equity – Restated, page F-35

17. We note your response to comment 52 in our letter dated December 29, 2006. Please explain to us how your use of an expected volatility rate of .001% to estimate the fair value of warrants disclosed in the first paragraph in item 1 and in items 4 and 6 on page F-36 complies with fair value measurement objective of SFAS 123R. Please specifically address the requirements in paragraphs 7, 23 and A43 – A48 of SFAS 123R in your response.

18. We note your response to comment 53 from our letter dated December 29, 2006 and the revisions to your financial statements. Please disclose in the second complete paragraph under item 1 that the subscription proceeds from the third private placement are reflected as shares to be issued in stockholders' equity as of September 30, 2006.

19. We reviewed your response to comment 54 from our letter dated December 29, 2006 and revisions to your financial statements and related disclosure. Please tell us the nature of the payment to the shareholders of Expert Systems, Inc. disclosed in item 3 on page F-35 and your basis in GAAP for charging the payment to expense citing the authoritative literature that supports your accounting treatment. Please also revise your disclosure in the last sentence to conform to your response.

20. We reviewed your response to our prior comment 55 in our letter dated December 29, 2006 and your revised disclosure. Please tell us whether compensation cost related to options issued for services disclosed in the statement of stockholders' equity/deficit relates to the options granted to outside consultants disclosed in item 5 on page F-36 and the second paragraph under "Impact of Adoption of SFAS 123-R in Q 3 2006" on page F-39. If so, revise your disclosure on pages F-36 and F-39 to disclose the amount of expense related to such options. If not, please tell us the options that gave rise to the credit in stockholders' equity.

Note 8. Stock-Based Compensation – Restated, page F-37

Impact of Adoption of SFAS No. 123-R in Q3 2006, page F-39

21. We note that the pro forma information included on page F-39 includes the most recent interim period in which you adopted SFAS 123R. Please note that pro forma information required by paragraph 84 of SFAS 123R is not applicable to

reporting periods in which share-based payment arrangements are accounted for under the fair value method. Please revise.

22. It appears that you have provided somewhat duplicative disclosure on pages F-39 and F-40 regarding assumptions used in estimating the fair value of stock options granted during the most recent interim period. Please explain to us why disclosure of the assumptions on each page is meaningful. Please also tell us:

- why the risk-free interest rate on page F-39 differs from the rate on page F-40; and

- why the risk-free interest rate and expected life disclosed in item 5 on page F-36 differs from the assumptions disclosed on page F-39 and page F-40.

23. Please confirm to us that you adopted SFAS 123R as of January 1, 2006 as opposed to the quarter ended September 30, 2006 as referred to in the heading. Please also revise the heading as appropriate.

Significant Assumptions Used to Estimate Fair Value, page F-40

24. We considered your response to comment 63 in our letter dated December 29, 2006. However, it does not appear that you have used assumptions that meet the fair value measurement objective of SFAS 123R. Please provide a more detailed explanation of why you believe your assumptions of expected volatility and expected term comply with the guidance in SFAS 123R and SAB Topic 14. In your response, please address the guidance in paragraphs A22 and A43 of SFAS 123 on estimating expected volatility for newly public and nonpublic entities that do not have company specific historical or implied volatility information available. Please also address the guidance in paragraphs A26 – A30 of SFAS 123R for estimating expected term of employee share options. You may also want to refer to question 6 of SAB Topic 14:D.2 which refers to a simplified method that can be used to estimate expected term of employee share options with plain vanilla characteristics. Please note that SFAS 123R requires that the fair value of an employee share option or similar instrument be based on its expected term rather than its contractual term. Refer to paragraphs A3 and A18 of SFAS 123R.

Note 10. Subsequent Events – Restated, page F-43

25. We note your response to comment 64 in our letter dated December 29, 2006 and the revisions to your disclosure. Please tell us the terms of the price-protection commitment made to the shareholders that participated in the third private placement. Please also tell us how you computed the number of additional shares and warrants to be issued, the basis for the computations, the fair values of the additional shares and warrants and how you determined their fair values. In

addition, please provide us the agreement or tell us the exhibit filed with the registration statement that contains the price-protection terms. Further, tell us the terms of the agreement providing for the short-term waiver of registration rights. Finally, with regard to your accounting treatment, please tell us:

- whether you were obligated to pay any penalties under the registration rights agreement and, if so, the terms of the penalty provisions and the amount of penalties accrued to the date of the agreement providing for the short-term waiver of registration rights;
- why the registration rights waiver was not viewed as a material part of the agreement to issue additional shares to investors in the third private placement;
- your basis for treating the additional warrants as consideration for the registration rights waiver;
- the terms of the additional warrants that require liability classification with reference to the appropriate provision(s) of EITF 00-19; and
- how you determined and recorded the fair value of the reset of the exercise price of the warrants issued in the third private placement disclosed on page 21 and the basis in GAAP for your accounting treatment citing applicable authoritative literature.

Consent of Independent Registered Public Accounting Firm

26. The consent does not reflect the correct date of the report included in the registration statement. Please obtain a revised auditors' consent that refers to the date of the audit report included in the filing.

Undertakings, page II-5

27. We note your response to comment 67 in our letter dated December 12, 2006 that you have provided the undertakings for an offering relying on Rule 430C.   It appears that you have provided the undertakings for an offering relying on Rule 430B. Please revise to provide Rule 430C undertakings.

Form 10-QSB/A for Quarter Ended September 30, 2006

28. Please address the above comments as appropriate.

29. We note your response to comment 72 in our letter dated December 12, 2006. We reissue our prior comment in part. We continue to note that you refer to "registrant" as opposed to "small business issuer" in paragraphs 3, 4 and 5. In future filings, please provide certifications exactly as set forth in Item 601(b)(31) of Regulation S-B.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ta Tanisha Meadows, Accountant, at (202) 551-3322 or William H. Thompson, Assistant Chief Accountant, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Spencer G. Feldman, Esq.
         Greenberg Traurig, LLP